UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: REPORTING ON TRANSACTIONS IN CADELER A/S SHARES BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

Copenhagen, 1 December 2025: Cadeler A/S (“Cadeler”) has received notification pursuant to article 19 of the Market Abuse Regulation (EU) no. 596/2014 of the below transaction related to shares in Cadeler made by persons discharging managerial responsibilities in Cadeler and/or persons closely associated with them.

BW Altor Pte. Ltd., a person closely associated with Andreas Sohmen-Pao, Chairman of the Board of Directors, has made the transactions described in the attached notification on the date set out therein.

Please see the attached file for further details.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com

Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	BW Altor Pte. Ltd.
2	Reason for the notification
a)	Position/status	Closely associated person to Andreas Sohmen-Pao, chairman of the Board of Directors
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 44.50	17,510,330

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 44.50 Total number of shares: 17,510,330 Total price: NOK 779,209,685.00
e)	Date of the transaction	27 November 2025
f)	Place of the transaction	Outside a trading venue

4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 43.40	208

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 43.40 Total number of shares: 208 Total price: NOK 9,027.20
e)	Date of the transaction	28 November 2025
f)	Place of the transaction	AQUIS EXCHANGE EUROPE AUCTION ON DEMAND (AOD), AQEA
4.3	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 43.48	1,087

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 43.48 Total number of shares: 1,087 Total price: NOK 47,262.76
e)	Date of the transaction	28 November 2025
f)	Place of the transaction	AQUIS EXCHANGE EUROPE NON DISPLAY ORDER BOOK (NDOB), AQED

4.4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 43.38	865
		NOK 43.39	1,344
		NOK 43.40	2,927
		NOK 43.47	4,292
		NOK 43.50	865
		NOK 43.54	1,000
		NOK 43.56	543
		NOK 43.58	2,055
		NOK 43.59	1,983
		NOK 43.73	1,163
		NOK 43.77	3,120

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 43.54 Total number of shares: 20,157 Total price: NOK 877,681.74
e)	Date of the transaction	28 November 2025
f)	Place of the transaction	CBOE EUROPE - DXE PERIODIC (NL), BEUP
4.5	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 43.40	131
		NOK 43.46	923
		NOK 43.68	690

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 43.54 Total number of shares: 1,744 Total price: NOK 75,938.18
e)	Date of the transaction	28 November 2025
f)	Place of the transaction	GOLDMAN SACHS BANK EUROPE SE - SYSTEMATIC INTERNALISER, GSEI

4.6	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 43.58	2,909
		NOK 43.62	14,545
		NOK 43.79	14,545

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 43.69 Total number of shares: 31,999 Total price: NOK 1,398,152.67
e)	Date of the transaction	28 November 2025
f)	Place of the transaction	HRTEU LIMITED, HREU
4.7	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 43.49	6,839
		NOK 43.52	5,410

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 43.50 Total number of shares: 12,249 Total price: NOK 532,871.31
e)	Date of the transaction	28 November 2025
f)	Place of the transaction	JANE STREET NETHERLANDS B.V., JNSI

4.8	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 43.70	3,266
		NOK 43.71	3,228
		NOK 43.76	4,529
		NOK 43.81	3,650
		NOK 43.88	717
		NOK 43.96	1,002

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 43.77 Total number of shares: 16,392 Total price: NOK 717,425.50
e)	Date of the transaction	28 November 2025
f)	Place of the transaction	MORGAN STANLEY EUROPE S.E. - SYSTEMATIC INTERNALISER, MESI
4.9	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 43.80	47,526
		NOK 43.87	25,610

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 43.82 Total number of shares: 73,136 Total price: NOK 3,205,149.50
e)	Date of the transaction	28 November 2025
f)	Place of the transaction	POSIT DARK, XPOS

4.10	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 43.60	3,210

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 139,956.00 Total number of shares: 3,210 Total price: NOK 47,262.76
e)	Date of the transaction	28 November 2025
f)	Place of the transaction	XTX MARKETS SAS, XTXE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer